(3) The Form 4 filed on December 8, 2009 reported an incorrect number of Common Equivalent Securities purchased by the reporting person. This amendment is being filed to correctly reflect the actual number of Common Equivalent Securities purchased by the reporting person, the number of Contingent Warrants and depositary shares comprising the Common Equivalent Securities, and the number of shares of Common Stock underlying the Contingent Warrants and the depositary shares.